EXHIBIT 99.1

Precision Drilling Corporation Announces 2020 First Quarter Unaudited Financial Results

CALGARY, Alberta, April 30, 2020 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Non-GAAP Measures” later in this news release.

Precision Drilling announces 2020 first quarter financial results:

  Revenue of $379 million was a decrease of 13% compared with the first quarter of 2019.
  Net loss of $5 million or negative $0.02 per diluted share compared to net earnings of $25 million or $0.08 per diluted share in the comparable 2019 period.
  Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on asset disposals and depreciation and amortization (Adjusted EBITDA, see “NON-GAAP MEASURES”) of $102 million was 6% lower than the first quarter of 2019.
  Generated cash and funds provided by operations (see “NON-GAAP MEASURES”) of $75 million and $81 million, respectively.
  First quarter ending cash balance was $97 million, an increase of $22 million from December 31, 2019.
  First quarter capital expenditures were $12 million.
  Reduced our unsecured senior notes balance by $41 million and repurchased and cancelled 3 million common shares for $5 million.
  Recognized restructuring charges of $10 million, comprised of $9 million of severance and $1 million of costs associated with the shutdown of our U.S. directional drilling operations.
  To secure our liquidity position, on April 9, 2020, we amended our Senior Credit Facility to provide temporary covenant relief through March 31, 2022.

Precision’s President and CEO Kevin Neveu stated.

“The COVID-19 virus outbreak and associated mitigation efforts, including travel and economic restrictions, has led to a severe destruction in global oil demand. This has been compounded by an oil price war, led by major oil producing countries, resulting in collapsed commodity prices and the deepest downturn the oil and gas services industry has ever experienced. While Precision’s first quarter results were only nominally impacted by the commodity price collapse, we expect a significant and sustained reduction in customer demand for oil and gas services well into next year.”

“Precision first responded by implementing comprehensive safety protocols to protect the health and welfare of our people and stakeholders from the risks of COVID-19. As a result of acting quickly and aggressively, Precision has not suffered a shut down, interruption in services, or any capability reduction due to the pandemic. We previously announced a series of steps to substantially reduce our fixed costs and capital spending plans, while continuing to support our High Performance, High Value business model. We believe these expenditure reductions and other cash preservation measures will reduce our 2020 annualized cash outflow by more than $100 million, continue to generate substantial savings in 2021 and improve our existing liquidity position. Furthermore, we worked with our banking group to amend the covenants on our revolving credit facility to maintain revolver access during these uncertain times with relief through the first quarter of 2022. We will continue to prioritize Precision’s cash liquidity during this downturn and will actively pursue any additional cash generating opportunities within the organization.”

“Despite the weakening North American industry rig activity during the first quarter, Precision generated better than expected financial results with Adjusted EBITDA of $102 million and cash provided by operations of $75 million. We executed on our deleveraging strategic priority, retiring $41 million of debt, while increasing our cash balance by $22 million to $97 million. Combined with our undrawn Senior Credit Facility, we exited the quarter with over $800 million in available liquidity. We have positioned our business to operate through lower activity periods and believe our cash flow generation profile will allow us to maintain strong liquidity, manage our debt maturities and reduce financial leverage over time.”

“Our other strategic priorities of demonstrating operational excellence and leveraging our Alpha technology platform as a differentiator remain critical in today’s operating environment. We believe our strong North American market share achieved during the first quarter and sustained through the current downturn demonstrates Precision’s competitive positioning and operational excellence.”

“Once rig activity stabilizes, we expect our customers’ attention will shift back to capital efficiency and rig performance. We expect Precision’s modern Super Triple rig fleet and industry leading technology offering will continue to position us well to reliably meet these requirements. Precision’s AlphaAutomation continues to perform very well and is generating commercial returns. During the quarter, we installed six systems bringing our installed base up to 40 rigs, including our two training rigs. We recently partnered with a large U.S. customer to launch AlphaAnalytics on their full fleet of Precision rigs. During the first quarter an IOC standardized all U.S. Precision rigs to have AlphaAutomation and will be utilizing several apps on each rig. We believe our High Performance, High Value service offering will continue to appeal to customers requiring predictable and repeatable results.”

“We are encouraged by the Canadian federal government’s $1.7 billion well abandonment and site rehabilitation program, which we anticipate will be largely allocated to well service providers. We believe that we are very well positioned to capture these opportunities.”

“The voracity of this downturn is felt most by the many thousands of dedicated men and women working in this industry and especially those who through no fault of their own are now without jobs. It is my, and the Precision organization’s hope, that as our industry recovers, we can attract those people back. We have faced significant challenges to start 2020 and Precision’s people have responded exceptionally well by executing our enhanced safety protocols and cost reduction initiatives while ensuring we continue to support our customers’ needs. We are thankful for their continued strong performance despite the ongoing challenges of this pandemic event” concluded Mr. Neveu.

IMPACT OF COVID-19

In March 2020, the coronavirus (“COVID-19”) outbreak was declared a pandemic by the World Health Organization (WHO). Governments worldwide, including those countries in which Precision operates, have enacted emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused a material disruption to businesses globally resulting in an economic slowdown and decreased demand for oil. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions; however, the success of these interventions is not yet determinable. In response to the dramatic reduction in demand, governments of oil-producing nations and national oil companies are working together to limit supply, but to date in 2020 there has been a significant decline in the global price of oil. The situation remains dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on us is not known at this time.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2020	2019	% Change
Revenue	379,484	434,043	(12.6)
Adjusted EBITDA(1)	101,904	107,967	(5.6)
Operating earnings(1)	22,599	62,074	(63.6)
Net earnings (loss)	(5,277)	25,014	(121.1)
Cash provided by operations	74,953	40,587	84.7
Funds provided by operations(1)	81,317	95,993	(15.3)
Capital spending:
Expansion	145	62,443	(99.8)
Upgrade	1,508	3,674	(59.0)
Maintenance and infrastructure	9,832	4,845	102.9
Intangibles	57	438	(87.0)
Proceeds on sale	(5,690)	(57,877)	(90.2)
Net capital spending	5,852	13,523	(56.7)
Net earnings (loss) per share:
Basic	(0.02)	0.09	(122.2)
Diluted	(0.02)	0.08	(125.0)

 (1) See “NON-GAAP MEASURES”.

Operating Highlights

	Three months ended March 31,
	2020	2019	% Change
Contract drilling rig fleet	227	232	(2.2)
Drilling rig utilization days:
U.S.	4,984	7,123	(30.0)
Canada	5,769	4,344	32.8
International	728	720	1.1
Revenue per utilization day:
U.S.(1) (US$)	23,878	23,202	2.9
Canada(2) (Cdn$)	21,444	22,977	(6.7)
International (US$)	54,294	49,940	8.7
Operating cost per utilization day:
U.S. (US$)	14,534	14,368	1.2
Canada (Cdn$)	14,239	14,455	(1.5)
Service rig fleet	123	135	(8.9)
Service rig operating hours	34,365	42,898	(19.9)

(1) Includes revenue from idle but contracted rig days.
(2) 2019 period includes lump sum revenue from contract shortfall payments.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	March 31, 2020	December 31, 2019
Working capital(1)	226,947	201,696
Cash	97,002	74,701
Long-term debt	1,504,969	1,427,181
Total long-term financial liabilities	1,574,439	1,500,950
Total assets	3,372,574	3,269,840
Long-term debt to long-term debt plus equity ratio	0.49	0.48

 (1) See “NON-GAAP MEASURES”.

Summary for the three months ended March 31, 2020:

  Revenue this quarter was $379 million which is 13% lower than the first quarter of 2019. Our decreased revenue was primarily the result of lower activity in our U.S. drilling and Canadian completion and production services lines. Compared with the first quarter of 2019, our activity for the quarter, as measured by drilling rig utilization days, decreased by 30% in the U.S. while Canada increased by 33% and international activity remained consistent.
  Adjusted EBITDA (see “NON-GAAP MEASURES”) for the quarter was $102 million, a decrease of $6 million from the previous year. Our Adjusted EBITDA as a percentage of revenue was 27% this quarter, compared with 25% in the comparative quarter. Adjusted EBITDA in the quarter was negatively impacted by higher restructuring charges partially offset by share-based compensation recoveries. See discussion on share-based incentive compensation under “Other Items” later in this release for additional details.
  Operating earnings (see “NON-GAAP MEASURES”) this quarter were $23 million compared with $62 million in the first quarter of 2019. Our operating earnings in the prior year quarter were positively impacted by the US$24 million gain on asset disposal and US$4 million impairment reversal from the disposition of our Mexico drilling equipment.
  General and administrative expenses this quarter were $20 million, $12 million lower than in 2019. Our lower general and administrative costs in 2020 were primarily due to share-based compensation recoveries and lower overhead costs as we continued to align our cost structure to reflect reduced global activity.
  Restructuring charges were $10 million as compared to $6 million in 2019. Our restructuring charges were comprised of severance costs of $9 million and $1 million of other costs associated with the shutdown of our U.S. directional drilling operations.
  Net finance charges were $28 million, a decrease of $4 million compared with the first quarter of 2019, primarily due to reduced interest expense related to retired debt, offset by the impact of the weakening of the Canadian dollar on our U.S. dollar denominated interest.
  Revenue per utilization day in the U.S. increased in the first quarter of 2020 to US$23,878 from US$23,202 in the prior year quarter. The increase was the result of higher revenues from idle but contracted rigs, AlphaAutomation and turnkey drilling. Operating costs on a per day basis increased to US$14,534 in the first quarter of 2020 compared with US$14,368 in 2019. The increase was mainly due to fixed operating overheads spread over fewer drilling rig activity days. On a sequential basis, revenue per utilization day, excluding revenue from turnkey and idle but contracted rigs, decreased by US$355 due to lower fleet average day rates, while operating costs per day increased by US$108 due to fixed operating overheads spread over fewer drilling rig activity days.
  In Canada, average revenue per utilization day for contract drilling rigs was $21,444 compared with $22,977 in the first quarter of 2019. The lower average revenue per utilization day in the first quarter of 2020 was primarily because of lower spot market day rates and fewer shortfall payments received. During the quarter, we did not receive any shortfall revenue payments compared with $3 million in the prior year comparative period. Average operating costs per utilization day for drilling rigs in Canada decreased to $14,239 compared with the prior year quarter of $14,455. The decrease was mainly caused by smaller crew formations from our rig mix and overhead costs spread over a higher number of drilling rig utilization days.
  We realized revenue from international contract drilling of US$40 million in the first quarter of 2020, as compared to US$36 million in the prior year period. Average revenue per utilization day in our international contract drilling business increased 9% to US$54,294 from the comparable prior year quarter, primarily due to rate increases from the renewal and extension of drilling contracts.
  Cash and funds provided by operations (see “NON-GAAP MEASURES”) in the first quarter of 2020 were $75 million and $81 million, respectively, compared to $41 million and $96 million in the prior year comparative.
  Capital expenditures were $12 million in the first quarter, a decrease of $60 million over the same period in 2019. Capital spending for the quarter included $2 million for upgrade and expansion capital and $10 million for the maintenance of existing assets, infrastructure spending and intangibles.

STRATEGY

Precision’s strategic priorities for 2020 are as follows:

  Generate strong free cash flow and reduce debt by $100 million to $150 million in 2020 – In the first quarter of 2020, Precision generated $75 million of cash provided by operations (see “NON-GAAP MEASURES”) and $6 million of cash proceeds from the divestiture of non-core assets. Using cash on hand and free cash flow generated in 2020, we reduced our debt balance by $41 million through a combination of redemptions and open market repurchases of our unsecured senior notes. We exited the quarter with a cash balance of $97 million, compared to $75 million at December 31, 2019. We will place a high priority on maintaining a strong liquidity position and further reduce debt levels when visibility improves or cash on hand exceeds our expectations.
  Demonstrate operational excellence in all aspects of our business – In Canada, we continued at record level market share and reported operating margins (revenue less operating costs) of $7,205 per utilization day. In the U.S., we maintained strong activity with a market share of over 7% and reported operating margins of US$9,344 per utilization day. Internationally, we maintained stable activity, averaging eight active drilling rigs, and recorded average day rates of US$54,294.
  Leverage our Alpha Technology platform as a competitive differentiator and source of financial returns – In the first quarter of 2020, we had 38 field-deployed rigs equipped with our AlphaAutomation platform and drilled approximately 200 wells. We have partnered with a major U.S. customer to trial AlphaAnalytics on all their Precision rigs and have a large international oil company (IOC) customer in the U.S. standardizing AlphaAutomation and several AlphaApps on all their Precision rigs. Since 2017, we have drilled over 1,200 wells with AlphaAutomation and currently have 15 AlphaApps either deployed or in development, further allowing us to differentiate Precision’s High Performance, High Value offering.

OUTLOOK

The energy industry faces a challenging outlook as the abrupt demand destruction caused by the COVID-19 pandemic has resulted in significant global oil supply imbalances and a collapse in near-term crude oil prices. The oil market volatility has created uncertainty for our customers and they have responded by announcing material reductions to capital spending, which has begun a rapid reduction in global oilfield service activity levels. In a reduced-activity environment, we anticipate our customers will further stress operational efficiencies, accelerating the industry transition towards service providers with the highest performing assets and competitive digital technology offerings. Pursuit of predictable and repeatable results will further drive field application of drilling automation processes to create additional cost efficiencies and performance value for customers.

Precision continues to closely monitor announcements of available government financial support and economic stimulus programs. We are encouraged by the Canadian federal government’s announced $1.7 billion well site abandonment and rehabilitation program funding, which will support industry activity levels and provide thousands of jobs throughout western Canada. Precision believes our well servicing business is well positioned to capture coming opportunities as a result of our scale, operational performance and strong safety record.

Contracts

Year to date in 2020 we have entered into nine term contracts. The following chart outlines the average number of drilling rigs under contract by quarter as of April 29, 2020. For those quarters ending after March 31, 2020, this chart represents the minimum number of long-term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional contracts and certain customers elect to pay contract cancellation fees.

	Average for the quarter ended 2019				Average for the quarter ended 2020
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of April 29, 2020:
U.S.	56	52	49	41	41	33	25	21
Canada	8	5	5	5	5	5	4	4
International	8	8	9	9	8	8	6	6
Total	72	65	63	55	54	46	35	31

The following chart outlines the average number of drilling rigs that we had under contract for 2019 and the average number of rigs we have under contract as of April 29, 2020.

	Average for the year ended
	2019	2020	2021
Average rigs under term contract as of April 29, 2020:
U.S.	49	30	6
Canada	6	5	1
International	9	7	6
Total	64	42	13

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2019				2020
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31
Average Precision active rig count:
U.S.	79	77	72	63	55
Canada	48	27	42	43	63
International	8	8	9	9	8
Total	135	112	123	115	126

According to industry sources, as of April 29, 2020, the U.S. active land drilling rig count is down 54% from the same point last year and the Canadian active land drilling rig count is down 60%. To date in 2020, approximately 85% of the U.S. industry’s active rigs and 61% of the Canadian industry’s active rigs were drilling for oil targets, compared with 81% for the U.S. and 59% for Canada at the same time last year.

Capital Spending

Capital spending in 2020 is expected to be $48 million and includes $36 million for sustaining, infrastructure and intangibles and $12 million for upgrade and expansion. We expect that the $48 million will be split $43 million in the Contract Drilling Services segment, $4 million in the Completion and Production Services segment and $1 million to the Corporate segment.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, directional drilling, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2020	2019	% Change
Revenue:
Contract Drilling Services	346,549	379,264	(8.6)
Completion and Production Services	33,663	55,819	(39.7)
Inter-segment eliminations	(728)	(1,040)	(30.0)
	379,484	434,043	(12.6)
Adjusted EBITDA:(1)
Contract Drilling Services	110,733	118,455	(6.5)
Completion and Production Services	3,235	10,518	(69.2)
Corporate and Other	(12,064)	(21,006)	(42.6)
	101,904	107,967	(5.6)

(1) See “NON-GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2020	2019	% Change
Revenue	346,549	379,264	(8.6)
Expenses:
Operating	222,329	246,515	(9.8)
General and administrative	8,770	11,248	(22.0)
Restructuring	4,717	3,046	54.9
Adjusted EBITDA(1)	110,733	118,455	(6.5)
Depreciation	75,724	77,999	(2.9)
Gain on asset disposals	(2,842)	(35,001)	(91.9)
Impairment reversal	-	(5,810)	(100.0)
Operating earnings(1)	37,851	81,267	(53.4)
Operating earnings(1) as a percentage of revenue	10.9%	21.4%

(1) See “NON-GAAP MEASURES”.

United States onshore drilling statistics:(1)	2020		2019
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	55	764	79	1,023

(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2020		2019
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	63	196	48	183

(1) Canadian operations only.
(2) Baker Hughes rig counts.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2020	2019	% Change
Revenue	33,663	55,819	(39.7)
Expenses:
Operating	26,626	43,133	(38.3)
General and administrative	1,479	1,711	(13.6)
Restructuring	2,323	457	408.3
Adjusted EBITDA(1)	3,235	10,518	(69.2)
Depreciation	4,283	4,949	(13.5)
Gain on asset disposals	(739)	(56)	1,219.6
Operating earnings (loss)(1)	(309)	5,625	(105.5)
Operating earnings (loss)(1) as a percentage of revenue	(0.9)%	10.1%
Well servicing statistics:
Number of service rigs (end of period)	123	135	(8.9)
Service rig operating hours	34,365	42,898	(19.9)
Service rig operating hour utilization	31%	35%

(1) See “NON-GAAP MEASURES”.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA (see “NON-GAAP MEASURES”) of $12 million, a $9 million decrease compared with the first quarter of 2019 primarily due to share-based compensation recoveries. Consistent with 2019, we incurred $3 million of restructuring charges as we continued to align our cost structure.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2019 Annual Report.

A summary of amounts expensed under these plans during the reporting periods are as follows:

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2020	2019
Cash settled share-based incentive plans	(6,393)	5,804
Equity settled share-based incentive plans:
Executive PSU	2,735	2,372
Stock option plan	386	731
Total share-based incentive compensation plan expense	(3,272)	8,907

Allocated:
Operating	(973)	2,429
General and Administrative	(2,299)	6,478
	(3,272)	8,907

Cash settled shared-based compensation expense decreased by $12 million in the current quarter primarily due to our decreasing share price. Our total equity settled share-based compensation expense for the first quarter of 2020 was $3 million, consistent with the prior year period.

Finance Charges

Net finance charges were $28 million, a decrease of $4 million compared with the first quarter of 2019, primarily due to reduced interest expense related to retired debt, offset by the impact of the weakening of the Canadian dollar on our U.S. dollar denominated interest.

Interest charges on our U.S. denominated long-term debt in the first quarter of 2020 were US$19 million ($26 million) as compared with US$22 million ($29 million) in 2019.

Income Tax

Income tax recovery for the quarter was $2 million compared with an expense of $8 million in the same quarter in 2019. The higher tax expense in the first quarter of 2019 was the result of higher before income tax earnings primarily from the gain on disposition of our Mexico-based rigs.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Amount	Availability	Used for	Maturity
Senior credit facility (secured)
US$500 million (extendible, revolving term credit facility with US$300 million accordion feature)	Undrawn, except US$38 million in outstanding letters of credit	General corporate purposes	November 21, 2023
Operating facilities (secured)
$40 million	Undrawn, except $10 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$2 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$66 million – 6.5%	Fully drawn	Capital expenditures and general corporate purposes	December 15, 2021
US$345 million – 7.75%	Fully drawn	Debt redemption and repurchases	December 15, 2023
US$303 million – 5.25%	Fully drawn	Capital expenditures and general corporate purposes	November 15, 2024
US$368 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026

As at March 31, 2020, we had US$1,081 million ($1,522 million) outstanding under our unsecured senior notes as compared with US$1,113 million ($1,445 million) at December 31, 2019. During the first quarter of 2020, Precision redeemed US$25 million principal amount of its 6.50% unsecured senior notes due 2021 and repurchased and cancelled US$2 million of the 7.125% unsecured senior notes due 2026 and US$5 million of the 5.25% unsecured senior notes due 2024. The weakening of the Canadian dollar resulted in $118 million of additional stated debt such that at March 31, 2020, we had $1,522 million of outstanding unsecured senior notes and $17 million in unamortized debt issue costs.

The current blended cash interest cost of our debt is approximately 6.8%.

Covenants

Following is a listing of our applicable Senior Credit Facility financial covenants and the calculations as at March 31, 2020:

	Covenant	At March 31, 2020
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	0.00
Consolidated covenant EBITDA to consolidated interest expense(1)	> 2.50	3.43

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

At March 31, 2020, we were in compliance with the covenants of our Senior Credit Facility.

Senior Credit Facility

On April 9, 2020 we agreed with the lenders of our Senior Credit Facility to reduce the consolidated Covenant EBITDA to consolidated interest expense coverage ratio for the most recent four consecutive quarters from the greater than or equal to 2.5:1 to 2.0:1 for the period ending September 30, 2020, 1.75:1 for the period ending December 31, 2020, 1.25:1 for the periods ending March 31, June 30 and September 30, 2021, 1.75:1, for the period ending December 31, 2021, 2.0:1 for the period ending March 31, 2022 and 2.5:1 for periods ending thereafter.

During the covenant relief period, Precision’s distributions in the form of dividends, distributions and share repurchases are restricted to a maximum of US$15 million in 2020 and US$25 million in each of 2021 and 2022, subject to a pro forma senior net leverage ratio (as defined in the credit agreement) of less than or equal to 1.75:1.

In addition, during 2021, the North American and acceptable secured foreign assets must directly account for at least 65% of consolidated Covenant EBITDA calculated quarterly on a rolling twelve-month basis, increasing to 70% thereafter. Precision also has the option to voluntarily terminate the covenant relief period prior to its March 31, 2022 end date.

The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

Impact of foreign exchange rates

As summarized below, for the three months ended March 31, 2020, the Canadian dollar weakened by 1% from the comparable 2019 period and 8% from December 31, 2019. The weakening resulted in higher translated U.S. denominated revenue and costs during the quarter and net monetary assets at March 31, 2020.

	Three months ended March 31,		As at December 31,
	2020	2019	2019
Canada-U.S. foreign exchange rates
Average	1.34	1.33	—
Closing	1.41	1.33	1.30

Average shares outstanding

The following table reconciles the weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	Three months ended March 31,
(Stated in thousands)	2020	2019
Weighted average shares outstanding – basic	275,427	293,783
Effect of stock options and other equity compensation plans	—	6,419
Weighted average shares outstanding – diluted	275,427	300,202

NON-GAAP MEASURES

In this release we reference non-GAAP (Generally Accepted Accounting Principles) measures. Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital are terms used by us to assess performance as we believe they provide useful supplemental information to investors. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies.

Adjusted EBITDA

We believe that Adjusted EBITDA (earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on assets disposals and depreciation and amortization), as reported in the Interim Consolidated Statement of Net Earnings (Loss), is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Covenant EBITDA

Covenant EBITDA, as defined in our Senior Credit Facility agreement, is used in determining the Corporation’s compliance with its covenants. Covenant EBITDA differs from Adjusted EBITDA by the exclusion of bad debt expense, restructuring costs, certain foreign exchange amounts and the deduction of cash lease payments incurred after December 31, 2018.

Operating Earnings (Loss)

We believe that operating earnings (loss) is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation. Operating earnings is calculated as follows:

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2020	2019
Revenue	379,484	434,043
Expenses:
Operating	248,227	288,608
General and administrative	19,535	31,030
Restructuring	9,818	6,438
Depreciation and amortization	82,914	86,753
Gain on asset disposals	(3,609)	(35,050)
Impairment reversal	—	(5,810)
Operating earnings	22,599	62,074
Foreign exchange	2,691	(2,123)
Finance charges	27,580	31,303
Gain on repurchase of unsecured senior notes	(850)	(313)
Earnings (loss) before income taxes	(6,822)	33,207

Funds Provided By (Used In) Operations

We believe that funds provided by (used in) operations, as reported in the Interim Consolidated Statements of Cash Flow, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

Working Capital

We define working capital as current assets less current liabilities as reported on the Interim Consolidated Statement of Financial Position.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2020;
  our capital expenditure plans for 2020;
  anticipated activity levels in 2020 and our scheduled infrastructure projects;
  anticipated demand for Tier 1 rigs;
  the average number of term contracts in place for 2020 and 2021;
  anticipated cash outflows, savings and liquidity;  and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the success of our response to the COVID-19 global pandemic;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, directional drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  the success of our response to the COVID-19 global pandemic;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2019, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash	$97,002	$74,701
Accounts receivable	314,363	310,204
Inventory	31,754	31,718
Income tax recoverable	1,238	1,142
Total current assets	444,357	417,765
Non-current assets:
Deferred tax assets	4,260	4,724
Right of use assets	68,266	66,142
Property, plant and equipment	2,825,129	2,749,463
Intangibles	30,562	31,746
Total non-current assets	2,928,217	2,852,075
Total assets	$3,372,574	$3,269,840

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$199,137	$199,478
Income taxes payable	5,081	4,142
Current portion of lease obligation	13,192	12,449
Total current liabilities	217,410	216,069

Non-current liabilities:
Share-based compensation	1,769	8,830
Provisions and other	10,862	9,959
Lease obligation	56,839	54,980
Long-term debt	1,504,969	1,427,181
Deferred tax liabilities	23,339	25,389
Total non-current liabilities	1,597,778	1,526,339
Shareholders’ equity:
Shareholders’ capital	2,291,134	2,296,378
Contributed surplus	67,878	66,255
Deficit	(974,733)	(969,456)
Accumulated other comprehensive income	173,107	134,255
Total shareholders’ equity	1,557,386	1,527,432
Total liabilities and shareholders’ equity	$3,372,574	$3,269,840

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2020	2019

Revenue	$379,484	$434,043
Expenses:
Operating	248,227	288,608
General and administrative	19,535	31,030
Restructuring	9,818	6,438
Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on asset disposals and depreciation and amortization	101,904	107,967
Depreciation and amortization	82,914	86,753
Gain on asset disposals	(3,609)	(35,050)
Impairment reversal	—	(5,810)
Foreign exchange	2,691	(2,123)
Finance charges	27,580	31,303
Gain on repurchase of unsecured senior notes	(850)	(313)
Earnings (loss) before income taxes	(6,822)	33,207
Income taxes:
Current	1,059	1,610
Deferred	(2,604)	6,583
	(1,545)	8,193
Net earnings (loss)	$(5,277)	$25,014
Net earnings (loss) per share:
Basic	$(0.02)	$0.09
Diluted	$(0.02)	$0.08

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2020	2019
Net earnings (loss)	$(5,277)	$25,014
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	157,008	(48,518)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	(118,156)	39,014
Comprehensive income	$33,575	$15,510

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2020	2019
Cash provided by (used in):
Operations:
Net earnings (loss)	$(5,277)	$25,014
Adjustments for:
Long-term compensation plans	(703)	7,312
Depreciation and amortization	82,914	86,753
Gain on asset disposals	(3,609)	(35,050)
Impairment reversal	—	(5,810)
Foreign exchange	2,872	(2,238)
Finance charges	27,580	31,303
Income taxes	(1,545)	8,193
Other	60	122
Gain on repurchase of unsecured senior notes	(850)	(313)
Income taxes paid	(820)	(337)
Income taxes recovered	—	1,071
Interest paid	(19,495)	(20,233)
Interest received	190	206
Funds provided by operations	81,317	95,993
Changes in non-cash working capital balances	(6,364)	(55,406)
	74,953	40,587
Investments:
Purchase of property, plant and equipment	(11,485)	(70,962)
Purchase of intangibles	(57)	(438)
Proceeds on sale of property, plant and equipment	5,690	57,877
Changes in non-cash working capital balances	(3,526)	(3,263)
	(9,378)	(16,786)
Financing:
Repurchase of unsecured senior notes	(40,554)	(16,672)
Share repurchase	(5,244)	—
Lease payments	(1,728)	(1,672)
Debt amendment fees	(21)	—
	(47,547)	(18,344)
Effect of exchange rate changes on cash and cash equivalents	4,273	(1,053)
Increase in cash and cash equivalents	22,301	4,404
Cash and cash equivalents, beginning of period	74,701	96,626
Cash and cash equivalents, end of period	$97,002	$101,030

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2020	$2,296,378	$66,255	$134,255	$(969,456)	$1,527,432
Net loss for the period	—	—	—	(5,277)	(5,277)
Other comprehensive income for the period	—	—	38,852	—	38,852
Share repurchases	(5,244)	—	—	—	(5,244)
Share-based compensation reclassification	—	(1,498)	—	—	(1,498)
Share-based compensation expense	—	3,121	—	—	3,121
Balance at March 31, 2020	$2,291,134	$67,878	$173,107	$(974,733)	$1,557,386

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2019	$2,322,280	$52,332	$162,014	$(978,874)	$1,557,752
Lease transition adjustment	—	—	—	2,800	2,800
Net earnings for the period	—	—	—	25,014	25,014
Other comprehensive loss for the period	—	—	(9,504)	—	(9,504)
Share-based compensation expense	—	3,103	—	—	3,103
Balance at March 31, 2019	$2,322,280	$55,435	$152,510	$(951,060)	$1,579,165

FIRST QUARTER 2020 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, April 30, 2020.

The conference call dial in numbers are 1-844-515-9176 or 614-999-9312.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Relations”, then “Webcasts & Presentations”. Shortly after the live webcast, an archived version will be available for approximately 60 days.

An archived version of the webcast will be available for approximately 60 days. An archived recording of the conference call will be available approximately one hour after the completion of the call until May 6, 2020 by dialing 855-859-2056 or 404-537-3406, passcode 7087264.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers well service rigs, camps, rental equipment and directional drilling services all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President and Chief Financial Officer
713.435.6100

Dustin Honing, Manager, Investor Relations and Corporate Development
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com